UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                Lear Corporation
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    521865105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 3, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
            High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            659,860

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            659,860

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            659,860

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.85%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
            Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            659,860

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            659,860

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            659,860

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.85%

14 TYPE OF REPORTING PERSON*
            OO

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
            Koala Holding Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            247,745

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            247,745

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            247,745

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.32%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
            Koala Holding GP Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            247,745

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            247,745

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            247,745

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.32%

14 TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
            Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            907,605

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            907,605

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            907,605

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.17%

14 TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
            Icahn Partners Master Fund LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            1,567,926

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            1,567,926

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,567,926

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.03%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
            Icahn Offshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            1,567,926

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            1,567,926

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,567,926

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.03%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
            Icahn Partners LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            1,228,028

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            1,228,028

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,228,028

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.59%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
            Icahn Onshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            1,228,028

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            1,228,028

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,228,028

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.59%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
            Icahn Capital LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            2,795,954

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            2,795,954

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,795,954

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.62%

14 TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
            IPH GP LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            2,795,954

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            2,795,954

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,795,954

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.62%

14 TYPE OF REPORTING PERSON
            OO

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
            AREP Car Holdings Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            126,956

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            126,956

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            126,956

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.16%

14 TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
            Icahn Enterprises Holdings LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            2,922,910

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            2,922,910

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,922,910

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.78%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
            Icahn Enterprises G.P. Inc.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            2,922,910

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            2,922,910

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,922,910

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.78%

14 TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
            Beckton Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            2,922,910

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            2,922,910

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,922,910

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.78%

14 TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
            Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            3,830,515

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            3,830,515

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,830,515

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.95%

14 TYPE OF REPORTING PERSON*
            IN

                                  SCHEDULE 13D
                                (Amendment No. 8)

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on October 17, 2006, as previously amended (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, $.01 par value (the "Shares"), issued by Lear Corporation (the "Issuer" or "Lear"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

     Item 4 of the Initial 13D is hereby amended by adding the following:

     On November 3, 2008, Vincent Intrieri, an employee of the Reporting Persons and a member of the board of directors of the Issuer, delivered to the board a letter of resignation, a copy of which is filed herewith and incorporated herein by reference.

     Also on November 3, 2008, Carl C. Icahn delivered to the board a letter (a copy of which is filed herewith and incorporated herein by reference) which stated:

          As you probably are aware, I have been known to criticize many senior executives for doing subpar jobs in corporations. However, this is far from the case with Bob Rossiter and Dan Ninivaggi, who I have met on a number of occasions during the past year. I have built a great respect for both of them and find them to be extremely competent executives. I also have a great respect for the other senior executives at Lear that I have had occasion to meet during the past year. I hope to keep up my relationship with both Bob and Dan in the coming months.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,830,515 Shares, representing approximately 4.95% of the Issuer's outstanding Shares (based upon the 77,320,260 Shares stated to be outstanding as of July 31, 2008 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008, filed with the Securities and Exchange Commission on August 4, 2008).

     (b) High River has sole voting power and sole dispositive power with regard to 659,860 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Koala has sole voting power and sole dispositive power with regard to 247,745 Shares. Each of Koala GP, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,567,926 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 1,228,028 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. AREP Car has sole voting power and sole dispositive power with regard to 126,956 Shares. Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

               Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Koala GP, Barberry and Mr. Icahn, by virtue of their relationships to Koala (as disclosed in
          Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Koala directly beneficially owns. Each of Koala GP, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to AREP Car (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which AREP Car directly beneficially owns. Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

               (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.


                  Shares Purchased    Price Per Share/
Name              Date                (Sold)             Exercise Price
---------------- ------------------- ---------------- ---------------------
Koala              November 3, 2008      (1,491,386)                 $1.90
---------------- ------------------- ---------------- ---------------------
Icahn Partners     November 3, 2008      (2,841,691)                 $1.90
---------------- ------------------- ---------------- ---------------------
Icahn Master       November 3, 2008      (3,958,309)                 $1.90
---------------- ------------------- ---------------- ---------------------
AREP Car           November 3, 2008        (208,614)                 $1.90
---------------- ------------------- ---------------- ---------------------

               (e) As a result of the transactions reported in this Schedule 13D, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Initial 13D is hereby amended by adding the following:

     Since their last filing on Schedule 13D, the Reporting Persons acquired, in open market purchases, $17,000,000 in aggregate principal amount of Lear's 8.50% Senior Notes due 2013 and $16,000,000 in aggregate principal amount of Lear's 8.75% Senior Notes due 2016.

Item 7. Material to be Filed as Exhibits

     1.   Letter of Resignation from Vincent Intrieri, dated November 3, 2008.

     2. Letter from Carl C. Icahn to Board of Directors of Lear, dated November 3, 2008.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2008

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory

KOALA HOLDING LIMITED PARTNERSHIP
         By: Koala Holding GP Corp., general partner

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory

KOALA HOLDING GP CORP.

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings LP, its sole member
By: Icahn Enterprises GP, Inc., general partner

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer

IPH GP LLC
By: Icahn Enterprises Holdings LP, its sole member
By: Icahn Enterprises GP, Inc., general partner

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer

AREP CAR HOLDINGS CORP.

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS LP
By: Icahn Enterprises GP, Inc., general partner

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer

ICAHN ENTERPRISES GP, INC.

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer

BECKTON CORP.

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN




          [Signature Page of Amendment #8 to Schedule 13D - Lear Corp.]

                                                                       Exhibit 1


                               VINCENT J. INTRIERI


                                November 3, 2008


Robert E. Rossiter
Chairman of the
Board of Directors
Lear Corporation
21557 Telegraph Road
Southfield, MI 48033

         Re:      Resignation as Director

Dear Bob:

     I hereby resign as director of Lear Corporation, effective immediately. My resignation is not due to any disagreement with the Company on any matter relating to the Company's operations, policies, practices, or otherwise.

     We have a great deal of confidence in the current management team and believe they have done, and will continue to do, the right things to create value for shareholders. We regret that the merger transaction that was proposed last year was not approved by shareholders, as we believe that the Company would have benefitted tremendously from being a private enterprise. Nevertheless, we believe that the Company is well positioned to weather the tough economic environment ahead.

     Our funds are in the process of reducing their positions in the Company in order to realize capital losses prior to the end of the year. These capital losses will offset certain capital gains realized by the funds.

     I wish the Company much success in its future endeavors.

                                                     Very truly yours,


                                                     Vincent J. Intrieri


cc:  Terrence B. Larkin
     Members of the Board

                                                                       Exhibit 2


                                  CARL C. ICAHN


                                November 3, 2008


Board of Directors
Lear Corporation
21557 Telegraph Road
Southfield, MI 48033

Gentlemen:

     As you probably are aware, I have been known to criticize many senior executives for doing subpar jobs in corporations. However, this is far from the case with Bob Rossiter and Dan Ninivaggi, who I have met on a number of occasions during the past year. I have built a great respect for both of them and find them to be extremely competent executives. I also have a great respect for the other senior executives at Lear that I have had occasion to meet during the past year. I hope to keep up my relationship with both Bob and Dan in the coming months.

                                                     Thank you,


                                                     Carl C. Icahn


cc:     Terrence B. Larkin
        Robert E. Rossiter